
May 13, 2024

Paul J. Dechary
Executive Vice President & General Counsel
Monster Beverage Corporation
1 Monster Way
Corona, CA 92879

   Re: Monster Beverage Corporation
     Schedule TO-I Filed May 8, 2024
     File No. 005-41221

Dear Paul J. Dechary:

  We have reviewed your filing and have the following comments.

  Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

Schedule TO-I Filed May 8, 2024

General

1. Where a filing person elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO and telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov. Please revise your disclosure to include the information required by Item 1010(c) of Regulation M-A and disseminate the amended disclosure as required by Exchange Act Rule 13e-4(e)(3). In addition, we note that the Schedule TO indicates that Item 10(b) is "not applicable." If such reference is intended to indicate that the disclosure described in Item 1010(b) of Regulation M-A is not applicable, please include in your response letter an explanation as to why the Company believes that pro forma information is not material to a shareholder's investment decision whether to tender shares in the Offer.

<u>Conditions of the Offer, page 33</u>

2.   Refer to the following condition on page 34 of the Offer to Purchase: "[A]ny change, condition, event or development . . . [that] is discovered or is threatened relating to (1) general political, market, economic, financial or industry conditions in the United States or (2) our business, general affairs, management, financial position . . ., which in our reasonable judgment is or may be materially adverse to us or otherwise makes it inadvisable for us to proceed with the Offer." A tender offer may be conditioned on a variety of events and circumstances provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March 17, 2023). Please revise this condition so that it is objectively determinable and outside of the Company's control.

<u>Source and Amount of Funds, page 35</u>

3.   Please disclose the existence of any alternative financing plans or arrangements in the event that the Company does not have the necessary funds to pay the offer consideration and related fees and expenses. If there are none, so state. See General Instruction E to Schedule TO, Item 7 of Schedule TO, and Item 1007(b) of Regulation M-A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Shane Callaghan at 202-551-6977 or Perry Hindin at 202-551-3444.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Mergers & Acquisitions